

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

July 2, 2007

Mail Stop 7010

Via U.S. mail and facsimile

Mr. Patrick Galliher, President
RMD Technologies, Inc.
1597 Alamo Road
Holtville, CA 92250

Re: RMD Technologies, Inc.
          Amendment No. 1 to Registration Statement on Form SB-2
          Filed on: June 25, 2007
          File No.: 333-141597

Dear Mr. Galliher:

        We have limited our review of your filing to the additional issues we have
addressed in our comments. Where indicated, we think you should revise your document
in response to these comments. If you disagree, we will consider your explanation as to
why our comment is inapplicable or a revision is unnecessary. Please be as detailed as
necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please file a marked copy of the registration statement that shows all changes
    made from the originally filed document. Please note Rule 472(a) of Regulation
    C and Rule 310 of Regulation S-T.

Issuance of Securities to the Selling Stockholders, page 5
Selling Stockholders, page 35

2. Expand the discussion on page 5 and footnote 5 to the table on page 35 to disclose
    that Norman Litz is the control person for both Golden Gate Investors, Inc. and La
    Jolla Cove Investors, Inc.

Report of Independent Accountants

3. We are still reviewing your response #14 of your letter dated June 25, 2007. Any additional comments resulting from our review will be provided to you in a separate letter.

General

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, contact me at (202) 551-3766.

Sincerely,

Pamela A. Long
Assistant Director

cc: Gregory Sichenzia, Esq.
        Sichenzia Ross Friedman Ference LLP
        61 Broadway, 32nd Fl.
        New York, New York   10006